Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

August 5, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”) (File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,188	7/25/2013	485BXT	0001137360-13-000451
1,159	6/28/2013	485BXT	0001137360-13-000402
1,125	6/7/2013	485BXT	0001137360-13-000337
1,099	5/10/2013	485BXT	0001137360-13-000286
1,071	4/12/2013	485BXT	0001137360-13-000235
1,041	3/15/2013	485BXT	0001137360-13-000183
1,010	2/15/2013	485BXT	0001137360-13-000127
975	1/18/2013	485BXT	0001137360-13-000056
944	12/21/2012	485BXT	0001137360-12-000691
917	11/21/2012	485BXT	0001137360-12-000636
888	11/2/2012	485BXT	0001137360-12-000581
861	10/5/2012	485BXT	0001137360-12-000535
829	9/7/2012	485BXT	0001137360-12-000477
800	8/10/2012	485BXT	0001137360-12-000426
772	7/13/2012	485BXT	0001137360-12-000376
738	6/15/2012	485BXT	0001137360-12-000311
712	5/18/2012	485BXT	0001137360-12-000260
678	4/20/2012	485BXT	0001137360-12-000204
644	3/23/2012	485BXT	0001137360-12-000148
613	2/24/2012	485BXT	0001137360-12-000097
580	1/27/2012	485BXT	0001137360-12-000049
554	12/30/2011	485BXT	0001137360-11-000545

532	12/02/2011	485BXT	0001137360-11-000501
509	11/4/2011	485BXT	0001137360-11-000458
480	10/7/2011	485BXT	0001137360-11-000407
453	9/9/2011	485BXT	0000930413-11-005966
429	8/12/2011	485BXT	0001137360-11-000317
401	7/15/2011	485BXT	0001137360-11-000271
385	6/17/2011	485BXT	0001137360-11-000244
368	5/20/2011	485BXT	0001137360-11-000220
340	4/21/2011	485BXT	0001137360-11-000176
301	3/25/2011	485BXT	0001137360-11-000131
273	3/4/2011	485BXT	0001137360-11-000079
257	2/18/2011	485BXT	0001137360-11-000050
247	2/4/2011	485BXT	0001137360-11-000028
232	1/7/2011	485BXT	0001137360-11-000007
218	12/10/2010	485BXT	0001137360-10-000306
209	11/12/2010	485BXT	0001137360-10-000280
199	10/12/2010	485BXT	0001137360-10-000248
192	9/28/2010	485BXT	0001137360-10-000232
188	9/21/2010	485BXT	0001137360-10-000222
184	9/14/2010	485BXT	0001137360-10-000212
180	9/7/2010	485BXT	0001137360-10-000202
177	8/31/2010	485BXT	0001137360-10-000190
148	6/18/2010	485APOS	0000930413-10-003509

The Amendments relate to Market Vectors MLP ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Assistant Secretary